iVoice, Inc.
750 Highway 34
Matawan, NJ 07747

                                May 1, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel Lee

Re:       iVoice, Inc. (the “Company”)
Registration Statement on Form SB-2 (No. 333-134555)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby apply for voluntary withdrawal of the above-referenced registration statement, including all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was initially filed on May 30, 2006 and has not been declared effective by the Securities and Exchange Commission.

The Registration Statement covers the resale of shares of our common stock by the selling securityholders named in the Registration Statement.  We request the withdrawal because the Company elected to not pursue the registration of the securities included therein.  No securities have been sold by the selling securityholders in connection with the offering covered by the Registration Statement.

                    Sincerely,

                    iVoice, Inc.

                    By:  /s/ Jerome Mahoney
                    Name: Jerome Mahoney
                    Title:   President, Chief Executive Officer and
                        Chief Financial Officer